Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Sauer-Danfoss Inc.
Employee Benefit Committee of Sauer-Danfoss
   LaSalle Factory Employee Savings Plan
   Ames, Iowa:

We consent to incorporation by reference in the Registration Statement No. 333-93745 on Form S-8 of Sauer-Danfoss Inc. of our report dated May 27, 2005, with respect to the statement of net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2005 Annual Report on Form 11-K of the Sauer-Danfoss LaSalle Factory Employee Savings Plan.

/s/ KPMG LLP

Des Moines, Iowa
June 29, 2006